Mail Stop 4561

May 23, 2006

J. Matt Lile, III
President
Vsurance, Inc.
4845 West Lake Road
Erie, Pennsylvania 16505

Re: **Vsurance, Inc.**
        Amendment No. 2 to Registration Statement on Form SB-2
        Filed May 9, 2006
        File No. 333-132028

Dear Mr. Lile:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to prior comment 2. Please be aware that we would consider the issuance of preferred stock that is immediately convertible into shares of common stock to constitute the issuance of the same class of securities as the securities being issued pursuant to this registration statement. In addition, with respect to whether the securities were sold at or about the same time, please be aware that the filing of the registration statement on Form SB-2 on February 24, 2006, the company commenced an offering of securities. Please provide us with a revised analysis that addresses how the private and public offerings differ under the "Five Factor Test" set forth in Rule 502 of Regulation D and why you believe the offerings should not be integrated.

2.   We note your disclosure on page 10 that selling 500,000 units, the minimum amount of the offering, would not be sufficient to retire the loan from Samir Financial and avoid foreclosure.   We further note your disclosure on page 32 that selling even 5,000,000 would force the company to operate primarily as an agency and claims processor and that this type of operation would result in sustained losses and profitability may never be achieved. Please expand your disclosure throughout the prospectus, including the Summary and Management's Discussion and Analysis, to clarify why you established a minimum offering amount that is not sufficient to avoid foreclosure and how you will be able to break escrow in this offering once the minimum is reached even though the company may be foreclosed upon before the end of the year, potentially before the termination date of the offering.

3.   We note your disclosure on page 18 that the Sara Mirza Trust and Albert Grasso are principal investors in Samir Financial, LLC and were designated by Samir Financial to accept shares as payment toward the loan if you repay the loan before December 2006. Please expand your disclosure throughout the prospectus, including the Summary, the Business section and Management's Discussion and Analysis, to identify the Sara Mirza Trust and Albert Grasso, describe the shares held by them and their relationship to Samir Financial. Please state, if true, that these two entities hold over 35% of your outstanding stock. In addition, please discuss how the shares were issued in connection with the loan from Samir Financial and how their issuance may impact the retirement of the loan. Finally, please file a copy of the loan agreement with Samir Financial as previously requested.

Cover Page

4.   We note your response to comment no. 4 that you have revised the cover to one page. However, your cover page continues to exceed one page, and we reissue the comment. Please revise to remove disclosure that is not required by Item 501 of Regulation S-B. For example, you repeat the disclosure that your officers and directors will offer your shares without any discounts or other commissions.

Prospectus Summary, page 1

5.   We note your response to prior comment no. 6. We continue to note the statement on page 1 that, with respect to the loan from Samir Financial, "security is all company assets including undisbursed funds held in escrow." Please revise to clarify on pages 1 and 3, if true, that no undisbursed funds remain in escrow and that, of the $2,900,000 received at closing, $2,450,000 was immediately returned to the lender in payment of closing fees and prepaid interest. In addition, we note the last sentence of the third paragraph on page 1. Please revise on pages 1 and 3 to quantify the amount of the single balloon payment that is due on December 14, 2006.

6.	We note your statement in the last sentence of the fourth paragraph on page 1 that in the event that capital is not raised or the loan is not repaid foreclosure could occur. Please revise to state, if true, that if capital is not raised and the loan is not repaid in full on December 14, 2006, foreclosure will occur and your lender will control the company and all your assets.

The Offering, page 1

7.	We note your disclosure that Class C preferred is a designated class with no shares authorized. Please expand your disclosure to clarify the number of Class A preferred and Class B preferred outstanding.

8.	We note that this registration on a fully diluted basis would represent only 46% of the common shares following conversion of all preferred shares to common issued and outstanding as of December 31, 2006. Please revise your disclosure to omit the reference to 77% as the preferred shares are convertible at any time at the holder's option and the preferred have weighted voting.

Risk Factors, page 3

The cost of an ecommerce venture and development of a global…, page 4

9.	We note your response to comment no. 15 and the revised disclosure in the last sentence of this risk factor that "efforts are being made to formalize relationships with underwriters and strategic ecommerce partners." Please revise to omit this mitigating language.

The costs of compliance with laws and regulations…, page 5

10.	We note your response to comment no. 17 and the revised disclosure that "efforts are being made to formalize a relationship with a veterinarian." Please revise to omit this mitigating language.

Our officers, directors and key participants currently own 67%..., page 8

11.	We note your response to comment no. 18 and the revised disclosure that you "group key participants, which were the individuals and companies together with officers and directors since everyone contributed to the start-up of the company." Please expand your disclosure to clarify, if true, that "key participants" have been involved in the start-up efforts of the company and continue to provide services to the company today. In addition, clarify whether any key participants are related or affiliated with the company and/or management. We continue to believe that, in addition to the disclosure you have included, you should disclose the percentage of outstanding shares held by management and directors. Finally, please clarify, if true, that the 34% of your outstanding stock that the key participants will hold after the offering assumes that the maximum amount of the offering is sold.

Use of Proceeds, page 10

12.   We note your response to comment no. 21 and the revised disclosure that retirement of the loan to Samir Financial is first and foremost as funds are received and is the highest priority. We continue to note that, if only the minimum number of units is sold, $0 proceeds will be used to repay the loan and you will be unable to retire the loan to Samir Financial. Please explain why you allocate no proceeds to retiring the loan if only the minimum number of units is sold.

Dilution, page 11

13.   Please explain to us your basis for including prepaid interest and loan closing fees in your calculation of net tangible book value. It does not appear that these assets can be sold separately from all other assets of the business.

14.   We note your response to comment no. 24. We further note your disclosure on page 16 that your directors were issued 500,000 Class B preferred stock valued at $15,000, which is convertible into two shares of common stock at the option of the holder. Please tell us how the issuance of these shares would not constitute the issuance of shares at a lower price than existing shareholders.

Security Ownership of Certain Beneficial Owners and Management, page 16

15.   We continue to note your disclosure on page 16 indicating that the following table sets forth certain information regarding beneficial ownership of preferred stock as of December 31, 2005. Please revise in accordance with the disclosure on page 7 that indicates the table is as of May 7, 2006. In addition, please include footnotes to the table that explain the break-down between common shares already owned as well as the rights to common shares through the exercise of options, warrants or the conversion of preferred shares.

16.   We note the disclosure in a footnote that the Sara Mirza Trust and Albert Grasso are the principal investors in Samir Financial, LLC and were designees of the shares on behalf of the lender. Please expand your disclosure to clarify whether Samir Financial or the designees have control of these shares.

Business Strategy, page 27

17.   We note your response to comment no. 38, and we continue to note your reference on page 28 regarding commissions with Mega Pet Retailer. If you have no agreements or intended arrangements with Mega Pet Retailer, we continue to believe that you should omit the reference, and we reissue that portion of the comment.

18.   We note your response to comment no. 41 and the revised disclosure that you would like to be licensed to accept underwriting risk in all states, which would require applications being filed in its each state and compliance with the required cash "surplus reserve" deposit. Please expand your disclosure in this section to describe the cash "surplus reserve" deposit and how it would impact your company. We note that you have included a brief discussion of "surplus reserves" in the "Use of Proceeds" section. In addition, we continue to believe that you should discuss what is required to sell pet insurance and earn commissions without underwriting the policies, and we reissue that portion of the comment. Please clarify if you need to take any steps or register with any state before selling this insurance and earning commissions.

19.   We refer to your statement on page 28 that "this program's efficiency combined with the Company's innovative marketing strategies should deliver profitable operations," but that "there is nothing to support that these statements could, can, or are expected to be achieved and/or accomplished." In light of the fact that you have no basis to support the above statement, it is not appropriate and should be removed.

Management's Discussion and Analysis, page 29

20.   We note your disclosure on page 30 that "the principal use of the offering proceeds will be to provide working capital necessary upon commencement of operations." We further note your disclosure on page 10 that retirement of the loan to Samir Financial is first and foremost as funds are received and is the highest priority." Please revise your disclosure in this section to clarify that the proceeds will be used to repay this debt.

21.   We note your statement on page 30 that from "inception through the present – February 22, 2006 – we have spent a substantial amount of time in strategic planning and budgeting." Please revise to update whether you have taken any other actions since February 2006.

22.   We note your response to comment no. 44 and the revised disclosure. Please revise to provide additional detail as to how you plan to spend the specified funds. For example only, it is not clear how the implementation of your business model will cost at least $3,000,000. Please expand your disclosure to breakdown how $3,000,000 will be spent in launching and completing the business resource centers.

Financial Statements and Notes

General

23.   Please update the financial statements in accordance with Rule 310(g) of Regulation S-B.

Consolidated Statements of Income, page F-5

24.   You have changed the title of your EPS calculation but have not addressed comment 50. As previously requested, please refer to SFAS 128 paragraph 8 relating to basic EPS, and paragraphs 13 – 16 and 95 relating to consideration of anti-dilutive effect of potential common shares (e.g. convertible preferred stock) and address the following comments:

- Given that you have net loss, it appears that you should only present basic net loss per share based on the weighted-average number of common shares outstanding, since assuming conversion of the preferred stock will result in an anti-dilutive per-share amount.
- Revise to adopt SFAS 128 rather than the AICPA exposure draft "Earnings Per Share", and show us how SFAS 128 supports your position that the preferred stock can be deemed converted on date of issue as disclosed in note 6.

Consolidated Statements of Stockholders' Equity, page F-7

25.   Your response to comment 52 does not address directly or completely our request for additional information. Please provide us with your analysis of EITF 98-5 and 00-27 in determining whether your preferred stock contains a beneficial conversion feature.

26.   You have not addressed comment 53. As previously requested twice, for equity instruments granted since inception to date of the most recent balance sheet included in the registration statement, please disclose in the notes to the financial statements.

- Disclose whether the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective;
- Indicate whether or not the valuation was performed by an unrelated third party.

27.   You have not addressed comment 54, we reissue the comment.   Please consider disclosing in the MD&A.

- A discussion of the significant factors, assumptions, and methodologies used in determining fair value.
- A discussion of each significant factor contributing to the difference between fair value as of the date of each grant and the estimated IPO price.
- The valuation alternative selected and the reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist.

Note 4 – Notes Payable, page F-10

28.   You have not addressed comment 55, we reissue the comment.   Please tell us your basis
        in GAAP for your accounting of the notes payable and the related closing fees and
        interest.   Please reference the major terms of the loan and security agreement and tell us
        how these terms determined your basis in GAAP for your accounting treatment of the
        notes payable and the related closing fees and interest.

Note 6 – Equity, page F-10

29.   We have read your response to comment 57.   You state the shares were issued by
        contemporaneous, arms length transactions.   You disclosed a schedule of the shares
        issued on pages 25 and 26.   Your price per share has fluctuated between $0.01 and $0.50
        throughout the year.   Please explain the significant factors contributing to this
        fluctuation.   Tell us how your valuation methodology is representative of fair value as
        outlined in paragraphs 8 – 10 of SFAS 123 and EITF 96-18.

30.   We have read your response to comment 58.   Your response does not fully address our
        comment.   The number of shares do not reconcile between the note and the statement of
        stockholders' equity.   Please reconcile the number of shares disclosed in this note with
        the statement of stockholders' equity.

Part II. Information Not Required in Prospectus

Exhibit 5.1

31.   We note your response to comment no. 62. However, the opinion does not appear to
        have been revised in response to the comment. The opinion should speak to the legality
        of the common shares included as a component of the registered units. The current
        opinion refers to the "common stock currently issued and outstanding" and the common
        shares underlying the warrants but does not specifically refer to the shares that will be
        issued as part of the units. Please note that these shares are not currently issued and
        outstanding. Please revise or advise.

Exhibit 99.1

32.   We note your response to prior comment no. 63 and have reviewed the revised
        subscription agreement filed as Exhibit 99.1, and we re-issue the comment. The
        agreement continues to state that the securities to be sold pursuant to the agreement will
        not be registered under the Securities Act of 1933, will be exempt from registration
        pursuant to Rule 504 of Regulation D and will be offered solely to "accredited investors."
        Please review and revise the *entire* agreement so that it is consistent with the proposed
        registered offering.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Wilson Lee at 202-551-3468 or Jorge L. Bonilla, Senior Staff Accountant, at (202) 551-3414 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Gowetski at 202-551-3401 or me at 202-551-3694 with any other questions.

Sincerely,

Owen Pinkerton
Senior Counsel

cc: Joseph I. Emas (*via facsimile*)